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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )

STATE AUTO FINANCIAL CORPORATION

(Name of Subject Company (Issuer))

STATE AUTO FINANCIAL ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

GREGORY MARK SHEPARD

STATE AUTO FINANCIAL ACQUISITION CORPORATION

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$256,000,000	$20,710.40

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 8,000,000 the maximum number of shares of common stock, without par value, of State Auto Financial Corporation (the “Shares”) to be acquired in this tender offer and (b) the tender offer price of $32.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	None	Filing Parties:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by State Auto Financial Acquisition Corporation, an Illinois corporation (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase up to 8,000,000 shares of common stock, without par value (the “Common Shares” or the “Shares”), of State Auto Financial Corporation, an Ohio corporation (the “Company”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to all items of this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    The subject company is State Auto Financial Corporation, an Ohio corporation. Its principal executive offices are located at 518 East Broad Street, Columbus, Ohio 43215-3976. Its telephone number is (614) 464-5000.

(b)    Securities.    As of June 30, 2003, there were 39,279,347 Common Shares issued and outstanding. State Automobile Mutual Insurance Company owned 26,285,419 Common Shares and Gregory Shepard owned 2,000,000 Common Shares and other public shareholders owned 10,993,928 Common Shares.

(c)    Trading Market and Price.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—6. Price Range of Shares; Dividends” is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)    Name and Address.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning Purchaser and Shepard”; in “Schedule I”; and in “11. Background of the Offer; Contacts with the Company and its affiliate MIGI” to the Offer to Purchase is incorporated herein by reference.

(b)    Background of Filing Person.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning Purchaser and Shepard” and in “Schedule I”; and in “11. Background of the Offer; Contacts with the Company and its affiliate MIGI” to the Offer to Purchase is incorporated herein by reference.

(c)    Busisness and Background of Natural Persons.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning Purchaser and Shepard” in “Schedule I” and in “11. Background of the Offer; Contacts with the Company and its affiliate MIGI” to the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    Material Terms.    The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION” and “OFFER TO PURCHASE FOR CASH—1. Terms of the Offer; Expiration Date; 2. Acceptance for Payment and Payment for Common Shares; 3. Procedures for Accepting the Offer and Tendering Common Shares; 4. Withdrawal Rights; 5. Material U.S. Federal Income Tax Consequences of the Offer; 7. Possible Effects of the Offer on the Market for the Common Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations; 9. Certain Information Concering Purchaser and Shepard; 10. Source and Amount of Funds; 11. Background of the Offer; Contacts with the Company and its affiliate MIGI; and 14. Conditions of the Offer” is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions.    The information set forth in the sections of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning Purchaser and Shepard; 10. Source and Amount of Funds” is incorporated herein by reference.

(b)    Significant Corporate Events.    The information set forth in sections of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—8. Certain Information Concerning the Company; 9. Certain Information Concerning Purchaser and Shepard; and 11. Background of the Offer; Contacts with the Company and its affiliate MIGI” is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

(a)    Purpose.    The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION” and “OFFER TO PURCHASE FOR CASH—11. Background of the Offer; Contacts with the Company and its affiliate MIGI; 12. Purpose of the Offer; Plans for the Company; Certain Considerations” is incorporated herein by reference.

(c)    Plans.    The information set forth in the sections of the Offer to Purchase Entitled “OFFER TO PURCHASE FOR CASH—7. Possible Effects of the Offer on the Market for Common Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations; 12. Purpose of the Offer; Plans for the Company; Certain Considerations; and 13. Dividends and Distribution” is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—10. Source and Amount of Funds” is incorporated herein by reference.

(b)    Conditions.    The information set forth in sections of the Offer to Purchase entitled “SUMMARY TERM SHEET”, “INTRODUCTION”, “OFFER TO PURCHASE FOR CASH—14. Conditions of the Offer” is incorporated herein by reference.

(d)    Financing.    The information set forth in the section of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH —10. Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities and Ownership.    The information set forth in the sections of the Offer to Purchase entitled “INTRODUCTION,” and “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning Purchaser and Shepard” and in “Schedule I” to the Offer to Purchase is incorporated herein by reference.

(b)    Securities and Transactions.    The information set forth in the sections of the Offer to Purchase entitled “INTRODUCTION,” and “OFFER TO PURCHASE FOR CASH—9. Certain Information Concerning the Purchaser and Shepard” and in “Schedule I” to the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Solicitations or Recommendations.    The information set forth in the sections of the Offer to Purchase entitled “INTRODUCTION,” and “OFFER TO PURCHASE FOR CASH—16. Fees and Expenses” is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a)    Financial Information.    Not applicable.

(b)    Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the sections of the Offer to Purchase entitled “OFFER TO PURCHASE FOR CASH—1. Terms of the Offer; Expiration Date; 12. Purpose of the Offer; Plans for the Company; Certain Considerations; 14. Conditions of the Offer; and 15. Certain Legal Matters; Regulatory Approvals; Certain Litigation” is incorporated herein by reference.

(b)    Other Material Information.    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and Purchaser, dated August 21, 2003.

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of $300,000,000 for Surplus Notes, dated August 20, 2003.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE AUTO FINANCIAL ACQUISITION CORPORATION

By:	/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard
Title:	Chairman, President and Secretary

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and the Company, dated August 21, 2003.

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.